Exhibit 1

31 October 2007

LAUNCH OF BT INVESTMENT MANAGEMENT LIMITED IPO

Westpac Banking Corporation has announced that BT Investment Management Limited (BTIM) today lodged the prospectus (Prospectus) for its initial public offer (IPO) with the Australian Securities and Investments Commission. BTIM will remain 60 per cent owned by the Westpac Group on IPO and is expected to list on the Australian Stock Exchange in December 2007.

BTIM is the eighth largest funds management business in Australia with approximately $42 billion under management held in a broad range of investment products including equities, fixed income and cash. (1)

“The BT Investment Management business has grown its client base by delivering strong investment returns, and in the process has achieved industry recognition as a leading performer,” said BTIM Chairman Brian Scullin.

“BTIM’s vision is to be the leading funds management business in Australia as measured by longterm outperformance across a broad range of products, enabling it to grow funds under management and increase revenues and profitability.

“With exposure to the high growth funds management industry, and a diversified product and distribution model, we believe BTIM represents a highly attractive investment proposition,” Mr Scullin said.

On a proforma basis, BTIM is forecasting revenue of $167.5 million and net cash earnings of $45.7 million for the year ending 30 September 2008, an increase of 13.8% and 26.2% respectively on the 2007 financial year.

BTIM represents approximately 10 per cent of BT Financial Group earnings and less than one per cent of Westpac’s overall earnings. BT Financial Group will remain wholly owned by Westpac.

BTIM has four investment teams (which, over time, will be transitioned into boutiques), each focusing on specific investment strategies across one asset class or a combination of asset classes.

Dirk Morris, BTIM’s Chief Executive Officer, said the listing will help ensure the company can retain and attract high calibre investment professionals to continue to grow the business.

“As a result of this initiative there will be a strong alignment of interests between shareholders, clients and employees, with key investment managers having a significant equity holding in the business. Their ongoing remuneration will be directly linked to the long term performance of the business.

“The highly experienced investment team heads have average industry experience of 18 years and a strong track record of delivering above market returns,” Mr Morris said.

“Investors in this offer will be investing in a business which leverages off the highly recognised BT brand and its highly rated flagship funds,” he said.

(1)        BTIM purchased Westpac’s investment management business on 19 October 2007.

Offer Structure

The Offer of Shares in BTIM is being made under the Prospectus to the following investors only:

–         eligible Westpac shareholders(2) under a Westpac Shareholder Offer;

–         eligible BTIM employees under an Employee Offer; and

–         selected institutional investors under an Institutional Offer.

Any of these investors who wish to apply for shares in BTIM will need to complete the application form that will be in, or accompany, the Prospectus.

These investors may view an electronic copy of the Prospectus at www.BTIMOffer.com or obtain a hard copy of the Prospectus by contacting the BTIM Offer Information Line on 1300 792 077 (Australia) or 0800 767 556 (New Zealand).

There is no general public offer. At the completion of the offer, eligible employees and new shareholders (being eligible Westpac shareholders and institutional investors) will hold approximately 7 per cent and 33 per cent of issued Shares respectively.

The final price of shares will be determined by an institutional bookbuild process, with the Indicative Price Range set at $4.80 to $5.50 per Share, which represents a multiple of 16.8 to 19.3 times proforma forecast 2008 financial year cash earnings and an indicative market capitalisation for BTIM of $768 to $880 million.

The IPO is expected to raise approximately $247 - $292 million from the Westpac Shareholder Offer and the Institutional Offer.(3) BTIM will retain approximately $13.7 million of the proceeds to fund the purchase of Shares for future equity grants to employees. The remainder of the proceeds will be used to pay the base fees of the Joint Lead Managers and the Co-Lead Managers and to repay the loan from the Westpac Group used to purchase the investment management business.

BTIM expects to pay a dividend of 11.7 cents per share for the year ending 30 September 2008, which represents an annualised dividend yield of 2.7% - 3.1% based on the Indicative Price Range. In addition, BTIM intends to seek approval from shareholders and a ruling from Australian Taxation Office (which may not be received) to make a capital return of 7.6 cents per share, to be made at the earliest in the first half of FY09, such that its overall payout ratio is equivalent to approximately of 80 to 90 per cent of cash NPAT.

Advisers

Goldman Sachs JBWere and Macquarie Equity Capital Markets have been appointed as Joint Lead Managers for the IPO, with ABN AMRO Rothschild, Southern Cross Equities and Westpac Online appointed as Co-Lead Managers. Caliburn is financial adviser to Westpac on the float.

(2)        Eligible Westpac Shareholders are holders of Westpac shares as at 7:00pm (Sydney time) on Friday, 12 October 2007 who have a registered address in Australia or New Zealand, who are a resident of one of those countries and who continue to hold some of those Westpac shares until the close of the Offer.

(3)         Shares issued under the Employee Offer will be issued for no cash consideration.

Indicative Timetable

Event	Date
Westpac Shareholder Offer and	Wednesday 14 November 2007
Employee Offer open
Employee Offer closes	5.00pm (Sydney time) Thursday, 29
November 2007
Westpac Shareholder Offer closes	5.00pm (Sydney time) Monday, 3
December 2007
SUBJECT TO EARLY CLOSE
Bookbuild	Thursday, 6 December 2007
Final Price announced	Friday, 7 December 2007
Allocation policy announced	Monday, 10 December 2007
Shares expected to commence trading	Monday, 10 December 2007
on a conditional and deferred settlement
basis
Allotment of shares under Westpac	Friday, 14 December 2007
Shareholder Offer and Institutional Offer
Holding statements expect to be	Monday, 17 December 2007
dispatched
Shares expected to commence trading	Tuesday, 18 December 2007
on a normal settlement basis

Note: These dates and times are indicative only. Westpac, in consultation with BTIM, Caliburn and the Joint Lead Managers, reserves the right to vary any of these dates and times.

The information provided in this notice is general in nature and does not take into account your investment objectives, financial situation or particular needs. In deciding whether to apply for shares in BTIM you should read the Prospectus carefully and consult your accountant, financial planner or other professional adviser.

This press release shall not constitute an offer of securities for sale in the United States. The securities referred herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.

ends

For further information

Kylie Smith	David Lording
Media Relations	Media Relations
BT Financial Group	Westpac
Ph: 02 8253 6195	Ph: 02 8253 3510